UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Information Required in Proxy Statement

Schedule 14a Information

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

GENESCO INC.
(Name of Registrant as Specified in Its Charter)

LEGION PARTNERS HOLDINGS, LLC

LEGION PARTNERS, L.P. I

LEGION PARTNERS, L.P. II

LEGION PARTNERS, LLC

LEGION PARTNERS ASSET MANAGEMENT, LLC

CHRISTOPHER S. KIPER

RAYMOND T. WHITE

MARJORIE L. BOWEN

THOMAS M. KIBARIAN

EUGENE R. MCCARTHY

MARGENETT MOORE-ROBERTS

DAWN H. ROBERTSON

GEORGINA L. RUSSELL

HOBART P. SICHEL

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐            Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 27, 2021

LEGION PARTNERS HOLDINGS, LLC

___________________, 2021

Dear Fellow Shareholders:

Legion Partners Holdings, LLC, a Delaware limited liability company, and the other participants in this solicitation (collectively, “Legion” or “we”) are significant shareholders of Genesco Inc., a Tennessee corporation (“Genesco” or the “Company”), who beneficially own, in the aggregate, 888,680 shares of common stock, par value $1.00 per share (the “Common Stock”), of the Company, constituting approximately 5.9% of the outstanding Common Stock. We are seeking your support at the Company’s 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”) to elect our seven highly-qualified nominees to the Company’s Board of Directors (the “Board”).

Legion has invested in Genesco multiple times over the years and, in our view, has a successful record of advocating for value-enhancing actions that benefited our fellow shareholders and helped sharpen the Company’s focus, including pushing for the eventual sale of Lids Sports Group in 2019. Unfortunately, we believe the Board has failed to build on many of the suggestions we previously proposed and is now on a worrying, downward trajectory that could result in the significant loss of shareholder value. Accordingly, we have nominated seven highly-qualified, independent candidates for election to the Board at the 2021 Annual Meeting who will bring fresh perspectives to address the issues plaguing the Company.

Legion believes the terms of all eight directors currently serving on the Board expire at the 2021 Annual Meeting. This Proxy Statement is soliciting proxies to elect only Legion Partners Holdings’ seven nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the WHITE proxy card will only be able to vote for our seven Nominees and will not have the opportunity to vote for the one other seat up for election at the Annual Meeting. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

If all our nominees are elected, they will constitute a majority of the Board. If elected, our nominees, subject to their fiduciary duties, are committed to implementing a comprehensive strategic plan aimed at unlocking the full potential of Genesco with the existing Chief Executive Officer of Genesco, Mimi Vaughn. Our nominees look forward to publicly releasing this strategic plan over the coming weeks. While we have confidence that our director nominees’ plans for Genesco will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of this strategic plan will ultimately enhance shareholder value. In the event that our director nominees comprise less than a majority of the Board following the 2021 Annual Meeting, there can be no assurance that any actions or changes proposed by our director nominees, including the implementation of any strategic plan, will be adopted or supported by the Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being sent to the shareholders on or about ____________, 2021.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting at the 2021 Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Kingsdale Advisors, which is assisting us, at its address and toll-free number listed below.

Thank you for your support, Legion Partners Holdings, LLC Christopher S. Kiper

Strategic Shareholder Advisor and Proxy Solicitation Agent

745 Fifth Avenue, 5th Floor, New York, NY 10151

North American Toll Free Phone:

1-888-302-5677

Email: contactus@kingsdaleadvisors.com

Call Collect Outside North America: 416-867-2272

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 27, 2021

2021 ANNUAL MEETING OF SHAREHOLDERS

OF

genesco INC.
_________________________

PROXY STATEMENT
OF
Legion Partners Holdings, LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), and the other participants in this solicitation (collectively, “Legion” or “we”) are significant shareholders of Genesco Inc., a Tennessee corporation (“GCO”, “Genesco” or the “Company”), who beneficially own, in the aggregate, 888,680 shares of common stock, par value $1.00 per share (the “Common Stock”), of the Company, constituting approximately 5.9% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be refreshed to ensure that the Board takes the necessary steps to maximize value for all of the Company’s shareholders. We have nominated seven highly-qualified directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value. Accordingly, we are furnishing this proxy statement and accompanying WHITE proxy card to holders of Common Stock of GCO in connection with our solicitation of proxies in connection with the Company’s 2021 annual meeting of shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof) (the “2021 Annual Meeting”).

As of the date of this Proxy Statement, the Company has not publicly disclosed the date, time or location at which the 2021 Annual Meeting will take place. Once the Company publicly discloses such information, Legion Partners Holdings intends to supplement this Proxy Statement with such information and file revised definitive materials with the Securities and Exchange Commission (the “SEC”). This Proxy Statement and the enclosed WHITE proxy card are first being sent to shareholders on or about [ ], 2021.

We are seeking your support at the 2021 Annual Meeting for the following:1

1.	To elect Legion Partners Holdings’ seven director nominees, Marjorie L. Bowen, Thomas M. Kibarian, Eugene R. McCarthy, Margenett Moore-Roberts, Dawn H. Robertson, Georgina L. Russell and Hobart P. Sichel (each a “Nominee” and, collectively, the “Nominees”) to hold office until the 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”) and until their respective successors have been duly elected and qualified;

1 As of the date of this Proxy Statement, the Company’s proxy statement for the 2021 Annual Meeting has not yet been filed with the SEC. Accordingly, the proposal numbers in this Proxy Statement may not correspond to the proposal numbers that will be used in the Company’s proxy statement and we have omitted certain information from this Proxy Statement that is not yet publicly available, including the date, time and place of the 2021 Annual Meeting, which we expect to be included in the Company’s proxy statement. Once the Company publicly discloses this information, we intend to supplement this Proxy Statement to disclose such information, make any other necessary updates and file revised definitive materials with the SEC.

2.	To vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers;

3.	To vote on a non-binding, advisory resolution to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 29, 2022; and

4.	To transact such other business as may properly come before the 2021 Annual Meeting.

The Board is currently composed of eight directors. Legion believes the terms of all eight directors currently serving on the Board expire at the 2021 Annual Meeting. This Proxy Statement is soliciting proxies to elect only Legion Partners Holdings’ seven nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the WHITE proxy card will only be able to vote for our seven Nominees and will not have the opportunity to vote for the one other seat up for election at the Annual Meeting. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

If all our Nominees are elected, they will constitute a majority of the Board. If elected, our Nominees, subject to their fiduciary duties, are committed to implementing a comprehensive strategic plan aimed at unlocking the full potential of Genesco with the existing Chief Executive Officer of Genesco, Mimi Vaughn. Our Nominees look forward to publicly releasing this strategic plan over the coming weeks. While we have confidence that our Nominees’ plans for Genesco will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of this strategic plan will ultimately enhance shareholder value. In the event that our Nominees comprise less than a majority of the Board following the 2021 Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees, including the implementation of any strategic plan, will be adopted or supported by the Board.

The Company has not yet publicly disclosed the record date for determining shareholders entitled to notice of and to vote at the 2021 Annual Meeting (the “Record Date”) or the number of shares of Common Stock outstanding as of the Record Date. Once the Company publicly discloses such information, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC. The mailing address of the principal executive offices of the Company is Genesco Park, 1415 Murfreesboro Pike, Suite 490, Nashville, Tennessee 37217. Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2021 Annual Meeting. As of March 12, 2021, there were 14,955,569 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2021.

As of April 27, 2021, Legion Partners Holdings, Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”), Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”), Legion Partners, LLC, a Delaware limited liability company (“Legion Partners GP”), Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), Christopher S. Kiper, and Raymond T. White (collectively, the “Legion Group”) and each of the Nominees (each a “Participant” and collectively, the “Participants”), collectively beneficially own 888,680 shares of Common Stock (the “Legion Shares”). We intend to vote the Legion Shares FOR the election of the Nominees, AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers and FOR the ratification of the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 29, 2022, as further described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.

THIS SOLICITATION IS BEING MADE BY LEGION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2021 ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH LEGION IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2021 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

LEGION URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE 2021 ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE 2021 ANNUAL MEETING OR BY VOTING AT THE 2021 ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting—This Proxy Statement and our WHITE proxy card are available at

www.GCOForward.com

IMPORTANT

Your vote is important, no matter the number of shares of Common Stock you own. Legion urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with Legion’s recommendations on the other proposals on the agenda for the 2021 Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Legion, c/o Kingsdale Advisors (“Kingsdale”) in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our seven Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

Strategic Shareholder Advisor and Proxy Solicitation Agent

745 Fifth Avenue, 5th Floor, New York, NY 10151

North American Toll Free Phone:

1-888-302-5677

Email: contactus@kingsdaleadvisors.com

Call Collect Outside North America: 416-867-2272

BACKGROUND OF THE SOLICITATION

•	On December 7, 2017, certain members of the Legion Group and other affiliates (the “former Legion Group”) had a call with Mimi Vaughn, at the time serving as Chief Financial Officer of the Company, to discuss the Company’s business, including financial performance, general strategy, and operations.

•	On December 12, 2017, the former Legion Group formed a group with 4010 Partners, LP (together with certain affiliates, “4010 Partners” and, together with the former Legion Group, the “Prior Shareholder Group”) for the purpose of engaging with the Company regarding ways to improve the Company’s valuation, explore opportunities to monetize certain segments of the Company’s business and improve returns on invested capital (“ROIC”) for all shareholders.

•	On December 18, 2017, members of the Prior Shareholder Group had a call with Ms. Vaughn to follow up on the discussion from the previous meeting regarding additional questions on financial performance, compensation and the ability of Genesco to separate and monetize various subsidiaries including Johnston & Murphy Group (“Johnston & Murphy”), Schuh Group (“Schuh”), Lids Sports Group (“Lids”), and Journeys.

•	On January 15, 2018, members of the Prior Shareholder Group had a call with Robert J. Dennis, at the time serving as Chief Executive Officer of the Company, to set up an in-person meeting at the Company’s headquarters in Nashville, TN (the “HQ”) to discuss certain of the Prior Shareholder Group’s concerns regarding the Company and ideas to unlock shareholder value. During the call, the Prior Shareholder Group expressed that while Genesco had strong brands and innovative concepts, total shareholder returns have been poor and ROIC has been in decline for years. The Prior Shareholder Group expressed a view that capital expenditures were far too high and that operating expenditures needed substantial reductions. Further, the Prior Shareholder Group provided that the individual assets of the Company were worth far more than the current trading price of its shares of Common Stock, and that with recently enacted tax reforms, the cost of separating assets appeared to become more favorable. The Prior Shareholder Group suggested that Genesco should focus on monetizing assets and returning capital to shareholders.

•	On January 19, 2018, members of the Prior Shareholder Group had an in-person meeting with Mr. Dennis, Ms. Vaughn, Parag D. Desai, Senior Vice President of Strategy and Shared Services of the Company, and Roger G. Sisson, at the time serving as Senior Vice President, Secretary and General Counsel of the Company, at the HQ to discuss the Company’s share price underperformance, opportunities to conduct a full strategic review and the appointment of two directors to the Board. The Prior Shareholder Group expressed its concerns that the Company had a bloated cost structure and went through its findings at the meeting, including peer benchmarking work.

•	On February 13, 2018, Genesco announced publicly that the Company was initiating a formal process to explore the sale of Lids. The Board concluded through a strategic review process that such a sale was in the best interests of the Company and its shareholders. The Board established a special committee, consisting of four independent directors, to oversee the Lids sale process and retained PJ SOLOMON to advise the special committee and the Board in this matter.

•	On February 15, 2018, members of the Prior Shareholder Group had a call with Mr. Dennis to discuss the Company’s recent announcement to sell Lids, including the timing and process of the sale and the Company’s plan for use of the proceeds from a potential sale. In addition, the Prior Shareholder Group inquired regarding how and when the strategic process had been initiated and what the scope of the review included. The Prior Shareholder Group expressed that it was not satisfied with the decision to sell only Lids. The Prior Shareholder Group noted that, given the process described, it felt that the Board was too insular and needed further refreshment. The Prior Shareholder Group also requested that if PJ SOLOMON had not been hired to conduct a full strategic review that they be hired to do so immediately. Mr. Dennis offered few details and suggested that the parties have a subsequent discussion on the matter.

•	On February 26, 2018, members of the Prior Shareholder Group had a call with Mr. Dennis to follow up on the discussion from the previous meeting regarding the Company’s sale of Lids. Mr. Dennis expressed surprise that the Prior Shareholder Group was not satisfied with the announcement of a sale of Lids. Mr. Dennis suggested that with respect to Board composition, Genesco was willing to add one new director and that one existing director would agree to step down. Mr. Dennis suggested that the new director would be part of the strategic alternatives committee and could remain on the Board provided the Prior Shareholder Group continued to own, in the aggregate, at least 5% of the shares of Common Stock outstanding.

•	On February 27, 2018, the Prior Shareholder Group released a letter calling on the Board to expand its strategic review to complete an objective evaluation of all strategic alternatives, perform a comprehensive operational review and reform its corporate governance and compensation practices. In the letter, the Prior Shareholder Group stated that it was deeply concerned by what they believed was a rushed and flawed sales process for Lids and that exploring a thorough and objective strategic review of the entire Company was in the best interest of all shareholders.

•	On March 7, 2018, members of the Prior Shareholder Group had a call with James Bradford, the Company’s lead independent director and Chairman of a special committee formed to explore the sale of Lids, to discuss the potential terms of a cooperation agreement between the Company and the Prior Shareholder Group regarding, among other things, changes in the composition of the Board.

•	On March 15, 2018, members of the Prior Shareholder Group had a call with Mr. Dennis, Ms. Vaughn and Mr. Sisson to discuss certain aspects of the Company’s business, including the Company’s earnings results.

•	On March 26, 2018, members of the Prior Shareholder Group had a call with Mr. Bradford to follow up on the discussions from the March 7 meeting regarding a potential cooperation agreement and the Prior Shareholder Group’s potential Board candidates who would be appointed under the Cooperation Agreement (as defined below).

•	On April 24, 2018, the Prior Shareholder Group executed a cooperation agreement with the Company (the “Cooperation Agreement”), pursuant to which, among other things, the Company agreed to (i) appoint two new independent directors to the Board, Marjorie L. Bowen and Joshua E. Schechter, (ii) renominate them for election at the Company’s 2018 annual meeting of shareholders, (iii) appoint Ms. Bowen and Mr. Schechter to the Board’s strategic alternatives committee and (iv) consider in good faith returning a substantial portion of the net proceeds from the sale of Lids Sports Group to shareholders.

•	On June 26, 2018, members of the Prior Shareholder Group had a call with Ms. Vaughn to touch base on the Prior Shareholder Group’s understanding of the retail inventory accounting methodology and its application at Genesco.

•	On August 22, 2018, members of the Prior Shareholder Group had a call with Ms. Bowen and Mr. Dennis to discuss the Prior Shareholder Group’s concerns that the Company’s non-core businesses were not being monetized efficiently.

•	On August 31, 2018, members of the Prior Shareholder Group filed an amendment to their Schedule 13D announcing that, as of August 30, 2018, the Prior Shareholder Group ceased to be beneficial owners of more than 5% of the Company’s shares of Common Stock then outstanding. Thereafter, the Prior Shareholder Group decided to disband its group.

•	On September 7, 2018, members of the prior Legion Group had a call with Mr. Dennis and Ms. Vaughn to discuss certain aspects of the Company’s business, including the Company’s earnings results.

•	On December 6, 2018, members of the prior Legion Group had a call with Mr. Dennis and Ms. Vaughn to discuss certain aspects of the Company’s business, including the Company’s earnings results.

•	On May 16, 2019, Genesco announced that three members of the Board, Marjorie L. Bowen, Joshua E. Schechter and David M. Tehle, were not being nominated for re-election at the 2019 annual meeting of shareholders and that such members would be forced to step down from the Board following the conclusion of the 2019 annual meeting of shareholders, and that the size of the Board would be reduced to eight directors.

•	On November 4, 2019, the Company filed a Current Report on Form 8-K disclosing the retirement of Mr. Dennis as President and Chief Executive Officer, effective as February 1, 2020. On October 30, 2019, Ms. Vaughn was appointed to succeed Mr. Dennis as President and Chief Executive Officer of the Company, effective immediately following February 1, 2020. Additionally on October 30, 2019, the size of the Board was increased from eight to nine members and Ms. Vaughn was appointed as a member of the Board.

•	On April 14, 2020, the Company filed a Current Report on Form 8-K disclosing that Mr. Bradford intends to retire as a director and will not seek reelection at the Company’s 2020 annual meeting of shareholders.

•	On May 15, 2020, the Company filed a Definitive Proxy Statement disclosing that the size of the Board would be reduced to seven directors following the conclusion of the 2020 annual meeting of shareholders as Mr. Bradford and Mr. Dennis would not be standing for re-election at the meeting.

•	On October 28, 2020, the Company filed a Current Report on Form 8-K disclosing that the Board voted to (i) increase the size of the board from seven to eight members and (ii) appoint John Lambros to fill the newly created vacancy, effective, October 28, 2020.

•	On January 11, 2021, members of the Legion Group attended an ICR Video Meeting, along with Ms. Vaughn and other investors. Ms. Vaughn discussed Genesco’s recent earnings results.

•	On March 12, 2021, members of the Legion Group had a call with Ms. Vaughn and Thomas A. George, Senior Vice President of Finance and Interim Chief Financial Officer of the Company, to discuss certain aspects of the Company’s business, including the Company’s earnings results.

•	On March 15, 2021, members of the Legion Group requested the Company’s form of director and officer questionnaire in order to nominate directors.

•	On March 25, 2021, the Legion Group’s counsel followed up with the Company’s counsel regarding the Legion Group’s request for the Company’s form of director and officer questionnaire.

•	On March 31, 2021, the Company filed with the SEC its Annual Report on Form 10-K, which disclosed that the 2021 Annual Meeting will be held on June 24, 2021.

•	On April 1, 2021, members of the Legion Group had a call with Ms. Vaughn, Mr. George and Matthew Diamond, a Board director, to present Legion’s concerns on the Company’s continued operational and share price underperformance and need for substantial Board refreshment. Legion requested a refreshment of the majority of the Board and requested a response by the following week.

•	On April 9, 2021, members of the Legion Group had a call with Ms. Vaughn and Mr. Diamond to follow up on the discussion regarding the Company’s underperformance and need for substantial Board refreshment on April 1 and to discuss the Board’s response to the Legion Group’s request for a refreshment of the Board. The Board rejected the Legion Group’s proposal that a majority of the Board be refreshed.

•	On April 12, 2021, Legion Partners Holdings delivered a letter (the “Nomination Letter”) to the Company notifying the Company of Legion Partners Holdings’ intent to nominate seven director candidates for election to the Board at the 2021 Annual Meeting. Also on April 12, 2021, the Legion Group issued a press release and public letter to fellow GCO shareholders announcing the nomination of its nominees for election to the Board at the 2021 Annual Meeting. In the letter, the Legion Group detailed their views for why the Board needed to be substantially refreshed, including that the Board has overseen chronic operational and share price underperformance, a long history of questionable capital allocation decisions, and a compensation plan that appears to pay for underperformance.
•	On April 16, 2021, Legion filed a preliminary proxy statement with the SEC.
•	On April 19, 2021, the Company filed a Current Report on Form 8-K disclosing that the Company now plans to hold the 2021 Annual Meeting in mid-July and that it would announce a specific date at later time, despite having previously announced that the 2021 Annual Meeting would be held on June 24, 2021, as called for by the Bylaws. The Company claimed it was delaying the 2021 Annual Meeting to provide “sufficient time to make informed voting decisions”.
•	On April 20, 2021, Patricia M. Ross notified Legion that she was withdrawing herself a nominee for election to the Board due to personal reasons, effective immediately.
•	Also on April 20, 2021, Legion Partners Holdings issued a press release and letter to the Board regarding the Board’s decision to reschedule the 2021 Annual Meeting from its originally stated date in late-June to an as yet to be determined date potentially in mid-July. In the press release and letter, Legion questioned the Board’s decision to reschedule the 2021 Annual Meeting and argued instead that it believe the Board was trying to buy itself time to carry out a self-directed refresh to try to avoid meaningful, investor-driven change.
•	On April 22, 2021, Legion Partners Holdings delivered a supplement to the Nomination Letter (the “Nomination Letter Supplement”) notifying the Company of Ms. Ross’ withdrawal as a nominee and of the nomination of Eugene R. McCarthy as an additional nominee for election to the Board at the 2021 Annual Meeting.
•	On April 27, 2021, Legion filed this revised preliminary proxy statement with the SEC.

REASONS FOR THE SOLICITATION

As large shareholders in the Company, Legion believes that Genesco has tremendous potential to thrive in today’s evolving retail landscape; however, we feel strongly that substantial change to the Board is required to put the Company on a path to value creation for all shareholders and stakeholders.

Legion believes Genesco’s chronic underperformance relative to its peers and relevant indices stems from the incumbent Board’s commitment to a conglomerate structure and a series of value-destructive capital allocation decisions. Although our previous engagement with Genesco in 2018 resulted in a partial refresh of the Board and the divestment of its Lids business for $101 million in 2019, we did not seek to replace a majority of the Board. Unfortunately, we believe allowing a majority of the Company’s directors to remain in place has resulted in an entrenched Board that has been either unable or unwilling to implement accretive initiatives that support enduring value creation. With an average director tenure of more than 10 years and a history of underperformance for the decade leading up to the pandemic in 2020, we believe that substantial change in the boardroom is long overdue and necessary at the 2021 Annual Meeting in order for Genesco to achieve its greatest potential.

Our Nominees intend to detail their ideas and release a comprehensive strategic plan for transforming Genesco into a stronger and more focused company that can deliver near-term and long-term value, which Legion intends to distribute to shareholders over the upcoming weeks. We firmly believe that if our Nominees are elected and such strategic plan is fully implemented, Genesco will be able to produce $7.50 in earnings per share (“EPS”) by fiscal 2023 and see its stock double from current levels. We believe this level of earnings is possible by achieving a 6% operating income margin, monetizing non-core assets and implementing a prudent capital allocation framework that contemplates organic investments and share repurchases.

While we are attempting to replace a majority of the Board, to be clear, Legion is not seeking to remove Mimi Vaughn as a director or as Chief Executive Officer. In fact, Legion intends to vote to reelect Ms. Vaughn at the 2021 Annual Meeting. Our Nominees are prepared to partner with Ms. Vaughn and draw on her institutional knowledge to implement a strategic plan for Genesco.

The Board Has Presided Over Long-Term Share Price Underperformance

Legion believes its case for meaningful change is largely validated by Genesco’s perpetual underperformance – over several time periods – relative to its peers, the Russell 2000 Index, the S&P 1500 Footwear Index and the S&P 500 Index.

	Share Price Performance (Total Shareholder Returns Include Dividends)
	Pre-COVID to Present	1 Year	3 Year	5 Year	10 Year
Genesco Inc.	2%	151%	10%	(28%)	21%
Peer Group (1)	52%	205%	127%	243%	236%
ISS Peer Group (2)	47%	192%	61%	108%	82%
S&P 1500 Footwear Index (3)	34%	62%	100%	136%	499%
S&P 500	31%	50%	67%	122%	282%
Russell 2000 Index	37%	82%	54%	119%	206%

Genesco Relative Performance:
Peer Group (1)	(50%)	(54%)	(117%)	(271%)	(214%)
ISS Peer Group (2)	(46%)	(40%)	(51%)	(136%)	(61%)
S&P 1500 Footwear Index (3)	(33%)	89%	(90%)	(164%)	(478%)
S&P 500	(29%)	101%	(57%)	(150%)	(260%)
Russell 2000 Index	(35%)	69%	(44%)	(147%)	(185%)

Source: Company SEC Filings, Capital IQ as of 04/09/2021 (Pre-COVID date of 12/31/2019)

(1) Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

(2) ISS Peer Group includes ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW

(3) S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW

The Board Has Presided Over Long-Term Operating Underperformance

As detailed below, Genesco’s operating performance and ROIC have also steadily declined over the long-term. We believe the incumbent directors have failed to effectively guide management and hold it accountable for these poor results. The table below depicts the nine years of financial performance before COVID.

	Fiscal Year									'12-'20
($mm)	2012	2013	2014	2015	2016	2017	2018	2019	2020	Change
Net Sales	$2,292	$2,605	$2,625	$2,860	$3,022	$2,868	$2,907	$2,189	$2,197
Gross Profit	$1,148	$1,299	$1,299	$1,400	$1,443	$1,418	$1,416	$1,047	$1,063
Gross margin %	50.1%	49.9%	49.5%	49.0%	47.8%	49.4%	48.7%	47.8%	48.4%	(172bps)
Selling and administrative expenses	$984	$1,112	$1,134	$1,231	$1,284	$1,276	$1,321	$962	$966
% of Net Sales	42.9%	42.7%	43.2%	43.0%	42.5%	44.5%	45.5%	44.0%	44.0%	105bps
Operating income	$161	$170	$163	$167	$151	$142	($96)	$82	$83
Operating income margin %	7.0%	6.5%	6.2%	5.8%	5.0%	4.9%	(3.3%)	3.7%	3.8%	(325bps)
Net earnings (loss)	$92	$112	$93	$98	$95	$97	($112)	($52)	$61
Net earnings (loss) margin %	4.0%	4.3%	3.5%	3.4%	3.1%	3.4%	(3.8%)	(2.4%)	2.8%	(124bps)
ROIC (1)	16.9%	15.9%	13.9%	13.1%	11.2%	10.7%	6.6%	7.5%	10.7%	(617bps)

Source: Company SEC Filings (2012-2018 filings included Lids. 2019-2020 filings were pro forma for sale of Lids). Legion’s Estimates

Note: 1. ROIC is defined as: ROIC = NOPAT / 4Q Trailing Average Debt & Equity, where NOPAT = Reported Operating Profit – Tax Expenses and 4Q Trailing Average Debt & Equity = 4Q Average of Net Debt + Shareholders Equity. Assuming consistent tax rate of 25%. 2018 ROIC calculation excludes $182mm of goodwill impairments from Operating Profit

In the table below, we isolated Genesco’s performance without the Lids business (which was sold in 2019). As shown, the Company’s operating income margin has been deteriorating for years. From 2015 to 2020 (the six years prior to COVID), the operating income margin was roughly cut in half – down to 3.8%. This downward trajectory further bolsters our belief that substantial change is needed on the Board.

	Fiscal Year						'15-'20
($mm)	2015	2016	2017	2018	2019	2020	Change
Net Sales	$1,957	$2,047	$2,021	$2,128	$2,189	$2,197	12%
Operating income	$118	$143	$108	$74	$82	$83	($34)
Operating income margin %	7.0%	7.0%	5.3%	3.5%	3.7%	3.8%	(320bps)
Net earnings (loss)	$98	$95	$97	($112)	($52)	$61	($36)
Net earnings (loss) margin %	5.0%	4.6%	4.8%	(5.3%)	(2.4%)	2.8%	(220bps)

Source: Company SEC Filings that pro forma 2015-2020 fiscal years for sale of Lids

We Have Serious Concerns with the Board’s Capital Allocation Decisions

We believe a major contributor to Genesco’s poor performance is the Company’s ill-conceived plan to operate as a retail conglomerate holding company and make a string of poor acquisition decisions that has led to an increasingly bloated cost structure and corporate overhead. Several of the worst capital allocation decisions are detailed below, and we believe that without material change to the Board, the Company and shareholders will experience more of the same going forward.

•	Lids – Genesco curiously decided to enter the hat business in 2004 and spent $283 million in various acquisitions to build up the segment. After 15 years in this unrelated business and an abysmal track record of poor performance (from fiscal 2012 to fiscal 2018, Lids’ operating profit margin fell from 11.3% to 1.5%), Genesco exited the business in 2019 for a purchase price of $101 million in cash. The selling price was a 64% discount to the acquisition costs and implies an internal rate of return of 7.1%.

•

Schuh – In 2011, Genesco attempted to extend its reach outside of North America by buying a European footwear retailer, Schuh, for $196 million (including deferred purchase price payments). Since buying Schuh, the Genesco team expanded the business from its original base of stores in Ireland, Scotland and Northern England to move into Southern England and then into Germany. In the process, Genesco strayed from Schuh’s original core business model of being more of a small-town neighborhood shoe retailer with local customer allegiance. Building out a store base in Southern England with larger stores and a more urban customer base did not go well. Schuh experienced higher rents as it expanded further south and, by 2019, management determined that the high-end rents were making the cost structure “uneconomical.” While the business has by almost any measure been a disaster since its acquisition, it is still owned by Genesco today and we estimate its current value at $69 million, comprised of (i) $40 million for the operating business, or roughly four times our projected EBITDA post-COVID of $10 million (which we calculated based on our estimates of post-COVID revenue of $325 million and an EBITDA margin of 3.1%, representing an approximate 13% and 1.2% discount, respectively, to the Company’s pre-COVID counterparts for the fiscal year ended February 1, 2020), plus (ii) the additional value of owned real estate, which we estimate at $29 million based on comparable values per square footage where the Company’s real estate is located. Assuming these proceeds, we estimate the internal rate of return on this acquisition of -1.2% as detailed in the table below:

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Sum
Acquisition Cost (1)	($147)	$0	($8)	($26)	($16)	$0	$0	$0	$0	$0	($196)
Capital Expenditures	($7)	($17)	($30)	($21)	($19)	($11)	($11)	($7)	($5)	($3)	($132)
Free Cash Flow (2)	$19	$35	$30	$33	$28	$27	$24	$17	$15	$1	$227
Est. Sale Proceeds plus Tax Benefit (3)										$87	$87
Sum	($136)	$18	($8)	($14)	($7)	$16	$13	$9	$10	$85	($13)
IRR	(1.2%)

Source: Company SEC Filings

(1)	The purchase price paid for Schuh at closing was £100 million. Pursuant to the terms of the purchase agreement, the Company paid an additional £5 million in 2014 as a holdback, plus deferred purchase price payments totaling £25 million, payable £15 million and £10 million on the third and fourth anniversaries of the closing of the transactions (or 2015 and 2016). Figures denominated in British Pounds have been converted into US Dollars at the effective foreign exchange rate as of the date of such payments.
(2)	Free cash flow is calculated as Adjusting Operating Income multiplied by (1 – Tax Rate) plus Segment Depreciation and Amortization.
(3)	Estimated tax benefit of $17.5 million based on a $140 million estimated tax basis for the Schuh operating business and real estate assets and a 25% effective corporate tax rate.

•	Togast LLC (“Togast”) – Genesco was again on the acquisition path in 2020 and bought a licensing business for $33.7 million at closing and a four-year earnout with the potential of an additional $34 million in cash consideration. We find this acquisition puzzling since Genesco’s licensing segment has not generated profitability since 2014 and seems to be in decline. On a recent call we asked Ms. Vaughn to provide some details around the revenues possible from licensed brands following the pandemic and she noted that while the guidance on the Licensed Brands segment would likely go up due to the addition of Togast, the core Dockers business had been in decline for some period and that it was very hard to predict what the future looked like for this segment. We are doubtful that Togast will meaningfully change the profitability of this shrinking segment. In our view, rather than responsibly reallocate or return capital to shareholders, Genesco has made another ill-advised acquisition overseen by a Board and management team more focused on empire building than generating shareholder value.

We Believe the Board Has Signed Off on a Bloated SG&A Structure

Genesco has maintained an excessive corporate cost structure, which is both high in dollars and as a percentage of sales. We believe this is because the Board has been focused on maintaining a bloated corporate structure in Nashville.

The level of corporate costs that are not allocated back to business units at Genesco is a staggering sum of nearly $40 million per year. Corporate and other expenses have grown faster than revenue as noted in the table below. Due to the impending demolition of the current Genesco headquarters, management, in 2020, found a new location comprising 199,000 sq. ft. and entered into a 15-year lease and plans to spend $16 million to build out this swanky new space which will house approximately 800 employees. We find this level of spending very problematic.

	Fiscal Year									'18-'20
	2012	2013	2014	2015	2016	2017	2018	2019	2020	Change
Net Sales	$2,292	$2,605	$2,625	$2,860	$3,022	$2,868	$2,907	$2,189	$2,197	(24%)
Corporate & Other Expenses	$46	$43	$28	$30	$30	$31	$33	$39	$40	21%
% of Net Sales	2.0%	1.6%	1.1%	1.0%	1.0%	1.1%	1.1%	1.8%	1.8%	68bps

Source: Company SEC Filings. 2012 – 2018 filings included Lids. 2019 – 2020 filings were pro forma for sale of Lids.

We Believe the Board Lacks Sufficient Alignment with Shareholders

We believe that the Board’s failure to create value for Genesco’s shareholders is in part attributable to its own lack of skin in the game (as well as management’s). It is easy to rubberstamp one failed acquisition or growth strategy after the other, sign off on large capital expenditures and approve excessive operating expenses when you have no material exposure to the Company’s share price. Since fiscal 2012, directors have purchased a mere $0.3 million in Company stock while collecting over $8 million in director compensation. We think having directors that invest in total just 4% of their fees in the Company demonstrates a lack of conviction and confidence in Genesco and is woefully misaligned with shareholders. While Legion’s Nominees do not directly own shares of the Company’s Common Stock, each of the Nominees has expressed an intention to personally invest in the Common Stock following his or her election to the Board.

Our Nominees Have Superior Experience in Retail, Capital Allocation and Strategic Planning and Are Well-Positioned to Create Significant, Long-Term Shareholder Value

Legion spent significant energy and time recruiting a slate that has the backgrounds and qualifications required to ignite a turnaround from the boardroom. In order to position our slate to maintain important corporate continuity under various change-in-control scenarios, we also recruited individuals with prior c-level leadership experience.

Legion’s highly-qualified, independent nominees will bring substantial and complementary skills in areas that include retail operations, footwear and apparel merchandising, marketing, customer experience, real estate and governance:

Marjorie L. Bowen, age 56, is an experienced public company director with extensive knowledge of corporate governance, capital markets strategies and strategic transactions.

•	Ms. Bowen previously served a one-year term as an independent director of Genesco from 2018-2019. During that period, she actively monitored the successful sale process for Lids, and participated in the consideration of other strategic alternatives. Her prior tenure as a director will allow her to immediately understand the Company, its operations, and challenges.

•	Ms. Bowen has served as a director on over a dozen public and privately held companies, including Genesco and other industry participants such as Centric Brands and Talbots.

•	As a qualified NYSE and NASDAQ financial expert, Ms. Bowen has experience chairing Special Committees, Audit Committees, and Restructuring/Strategic Committees.

•	She also has experience serving as a director in situations that call for improved governance, transparency and accountability.

•	Prior to her directorships, Ms. Bowen had a nearly 20-year career in investment banking at Houlihan Lokey, serving as Managing Director from 1997 to 2008 and heading its industry leading fairness opinion practice. During her tenure at Houlihan Lokey, Ms. Bowen was the most senior woman at the firm.

•	As both an investment banker and corporate director, Ms. Bowen has experience across different types of corporate finance and M&A transactions for both healthy and distressed companies. In addition to the retail experience above, she has broad industry experience, including a focus in real estate intensive and related industries while at Houlihan Lokey.

•	Ms. Bowen holds a B.A. and graduated cum laude from Colgate University in 1987. She holds an M.B.A., with a concentration in Finance from the University of Chicago in 1989.

Thomas M. Kibarian, age 55, is an experienced retail executive with a background that also includes advising and investing in companies across the industry.

•	Thomas M. Kibarian currently serves as a freelance advisor to private equity firms that invest in mid-cap retail and consumer wholesale businesses, since January 2013. He assists these firms in developing investment theses, in conducting due diligence on prospective investments, and in the strategic oversight of portfolio companies.

•	He is also a coach to CEOs, with a focus on entrepreneurs who are running a wide range of retail and consumer product companies, including a home decor retailer, an apparel brand, a food brand, and a consumer health service.

•	Mr. Kibarian previously served as the Chief Executive Officer at Garden Ridge (n/k/a At Home Group Inc. (NYSE: HOME)), a home décor retailer, from September 2005 to December 2012, and as a member of its board of directors, from April 2003 to December 2012. Mr. Kibarian took over as CEO shortly after Garden Ridge was purchased for $25mm out of bankruptcy as a breakeven business and sold the business seven years later for over $700mm when it was a 25% EBITDA margin business. Mr. Kibarian and his team increased gross margin from 40% to 50% through format renewal, category remix, and merchant function automation, reduced per store occupancy expense by 35%, self-funded a 50% increase in store count by developing a new store model with <1 year payback, and reduced SG&A by 40%.

•	Prior to that, Mr. Kibarian served as Partner at Three Cities Research, Inc., a private equity firm, from February 2003 to September 2005, and as an Associate Principal at McKinsey & Company, Inc., a global management consulting firm, from August 1997 to January 2003. Mr. Kibarian focused primarily on the retail industry, and served a wide range of US retailers, including mass merchants, department stores, and specialty apparel retailers. He served clients on a wide range of issues, including strategy, growth, and marketing spend effectiveness.

•	Mr. Kibarian received his M.B.A. with a concentration in Finance from The Wharton School of the University of Pennsylvania, a M.S. in Statistics from Stanford University, and a B.S. in Statistics from the University of Chicago.

Eugene R. McCarthy, age 64, is an executive with a background that also includes extensive senior management experience both in the footwear industry and the retail industry.

•	Eugene R. McCarthy is the Founder & CEO of Top League Advisory, an advisory firm focused on brand vision and strategy, since February 2019.
•	Mr. McCarthy is a recognized leader in the footwear and apparel industry and has more than 30 years of experience driving brands to accelerated growth around the world.
•	Mr. McCarthy previously served as CEO and President at ASICS America Corporation from September 2015 to February 2019.
•	Mr. McCarthy served as the President of the Merrell Brand at Wolverine World Wide Inc. from August 2013 to May 2015. He served as Senior Vice President of Footwear at Under Armour, Inc. from August 2009 to February 2013.
•	Prior to Under Armour, Mr. McCarthy served as a Co-President of Timberland Brand at Timberland Co. from 2007 to July 2009 and Group Vice President of Product and Design from April 2006 to February 2007.
•	Mr. McCarthy served as Senior Vice President of Product and Design of Reebok International from July 2003 to November 2005, where he led product marketing, design, development and advanced concepts.
•	Mr. McCarthy served as Global Director for Sales and Retail Marketing for the Jordan® brand of Nike Inc., where he served in various roles for over 21 years.
•	Mr. McCarthy holds a BS in Marketing from Fordham University.

Margenett Moore-Roberts, age 50, is a seasoned marketing strategist and an expert in diversity and inclusion initiatives.

•	Ms. Moore-Roberts serves as Chief Inclusion & Diversity Officer for IPG DXTRA, a global collective of 28 marketing services and agency brands as a part of Interpublic Group (NYSE: IPG), since January 2020.

•	Previously, Ms. Moore-Roberts held Corporate Diversity & Inclusion leadership roles at Golin and Yahoo. She served as VP and Global Head of Inclusive Diversity at Yahoo from 2016 to 2017 and established Yahoo’s first Office of Inclusive Diversity as a global Center of Excellence. She also established and led the growth of Yahoo’s first video advertising network.

•	Prior to joining Yahoo in 2011, she served as VP of Client Services & Ad Operations at Scanscout / Tremor Video (now known as Telaria) from 2007 to 2011 and VP of Client Services at Muze from 2001 to 2007.

•	Ms. Moore-Roberts holds a B.A. from Otterbein University.

Dawn H. Robertson, age 65, is a proven retail executive with significant operational, omnichannel and marketing experience.

•	Ms. Robertson has served as Independent Non-Executive Chairman at Splitit Payments Ltd (OTCMKTS: STTTF) since February 2021 and previously served as a Director of the Company.

•	Ms. Robertson serves as the CEO of On Campus Marketing, a nationwide leader in endorsed marketing to college students and parents since 2018.

•	Ms. Robertson is a business leader of major retailers, department stores and startups with extensive turnaround experience at Old Navy, Myer, Sak’s Avenue, OCM, May Dept Stores, and Macy’s. She has 26 years’ expertise at the executive management level.

•	Ms. Robertson served as the Chief Executive Officer of Stein Mart Inc. in 2016. Ms. Robertson served as the President of Old Navy, Inc. from November 2006 to February 2008. She served as Managing Director of Myer Grace Bros of Coles Group Limited from 2002 to 2006.

•	She has extensive omnichannel experience, including the development and launch of Macys.com and Bloomingdales.com and currently as CEO of OCM, an online retailer of college dorm essentials.

•	Ms. Robertson is a graduate from Auburn University with a BA in Fashion Merchandising.

Georgina L. Russell, age 44, is a capital markets expert who also possesses valuable experience in the software and information technology fields.

•	Ms. Russell is the Portfolio Manager of Chicane Opportunities Fund, a management and consulting firm.

•	Previously, she oversaw a portfolio of credit and equity securities at Willett Advisors LLC, which manages the philanthropic assets of Michael R. Bloomberg.

•	Prior to Willett, Ms. Russell was a Managing Director at Smithwood Advisers, L.P., an investment advisory firm with $2.5 billion in assets under management at the time.

•	Earlier in her career, Ms. Russell served as an Analyst at Lonestar Capital Management LLC, an investment advisory firm, from January 2009 to April 2012.

•	From August 2007 to December 2008, Ms. Russell served as an Analyst at Smithwood in their Hong Kong office.

•	Before embarking on a career in investing, Ms. Russell was a software engineer. She architected and authored cloud-based distributed systems.

•	Ms. Russell graduated from the University of California, Berkeley with honors in Computer Science. She received an MBA with honors from The Wharton School at the University of Pennsylvania.

Hobart P. Sichel, age 56, is a proven marketing leader and veteran c-level executive in the retail space.

•	Mr. Sichel is the President of bps Captura, an independent advisory and consulting firm to corporate senior leaders, private equity firms, and boards across multiple consumer-facing industries, since 2019.

•	Mr. Sichel previously worked at Burlington Stores from 2011 to 2019, where he served as Executive Vice President and Chief Marketing Officer. He was a key member of the leadership team that turned the business around and launched its initial public offering.

•	At Burlington, Mr. Sichel was responsible for marketing, corporate strategy and the company’s push into e-commerce.

•	Prior to joining Burlington and since 1998, Mr. Sichel served as a Principal at McKinsey & Company. He was a leader in McKinsey’s Marketing and Retail practices in North America. Prior to 1998, Mr. Sichel worked in various capacities across consumer facing industries including retail, e-commerce, packaged goods, financial services, and media.

•	Mr. Sichel holds an M.B.A. from Columbia University and a B.A. from Vassar College.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight directors, each with a term expiring at the 2021 Annual Meeting. Legion Partners Holdings has nominated seven independent, highly-qualified Nominees for election to the Board. If at least five of our Nominees are elected, they will constitute a majority of the Board.

This Proxy Statement is soliciting proxies to elect only Legion Partners Holdings’ seven nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return the enclosed WHITE proxy card will only be able to vote for our seven nominees and will not have the opportunity to vote for the one other seat up for election at the 2021 Annual Meeting. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

If all our Nominees are elected, they will constitute a majority of the Board. If elected, our Nominees, subject to their fiduciary duties, are committed to implementing a comprehensive strategic plan aimed at unlocking the full potential of Genesco with the existing Chief Executive Officer of Genesco, Mimi Vaughn. Our Nominees look forward to publicly releasing this strategic plan over the coming weeks. While we have confidence that our Nominees’ plans for Genesco will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of this strategic plan will ultimately enhance shareholder value. In the event that our Nominees comprise less than a majority of the Board following the 2021 Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees, including the implementation of any strategic plan, will be adopted or supported by the Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

Marjorie L. Bowen, age 56, is an experienced board director, having served on over a dozen public and private boards. Ms. Bowen’s principal occupation during the past five years has been private investing. Ms. Bowen’s directorships follow a nearly 20 year career in investment banking at Houlihan Lokey, where she advised boards of public companies on transaction, strategic and other shareholder matters and handled the firm’s fairness opinion practice. Ms. Bowen joined Houlihan Lokey in 1989, was a Managing Director in 1997, and was an active deal advisor to public company boards, a product and practice leader, as well as a member of the firm’s senior management. Ms. Bowen’s directorships include serving on the boards of directors of Centric Brands, Inc. (formerly NASDAQ: CTRC), a lifestyle brand, from April 2020 to October 2020, Navient Corporation (NASDAQ: NAVI), a corporation that has operations for servicing and collecting student loans, from May 2019 to May 2020, Vertellus, a provider of specialty chemicals, from December 2016 to May 2020, V Global Holdings, LLC, a leading global provider of specialty chemicals for the agriculture, nutrition, and pharmaceutical industry, from December 2016 to March 2020, Centerline Logistics Corporation, a private provider of marine transportation services, from December 2018 to June 2019, and the Company (NYSE: GCO), from April 2018 to June 2019. Additionally, Ms. Bowen served as special independent director on the Board of Directors of Illinois Power Generating Company (a subsidiary of Dynegy Inc. (formerly NYSE:DYN)), an energy company that was subsequently acquired), from December 2013 to February 2017. Ms. Bowen served on the Board of Directors of ShoreTel, Inc. (formerly NASDAQ: SHOR), a provider of cloud, premises based and hybrid business telephony and unified communications solutions, from August 2016 to October 2017. Additionally, Ms. Bowen served on the Board of Directors of SquareTwo Financial (now a part of Resurgent Holdings LLC), a financial asset recovery and management company, from May 2016 to June 2017. Ms. Bowen served on the Board of Directors of Hansen Medical, Inc. (formerly NASDAQ: HNSN), a medical device company, from July 2013 until its acquisition in July 2016. Prior to that, she served as a director of OmniForce, LLC, an athletic event production company, from June 2013 to October 2016, Dune Energy, Inc., an independent energy company engaged in the exploration and acquisition of oil & gas properties, from March 2013 to March 2015, Global Aviation Holdings, Inc., a provider of transportation services for the U.S. Military, from April 2008 to April 2014, The Talbots, Inc. (formerly NYSE: TLB), a specialty retailer offering women classic sportswear, casual wear, dresses, coats, sweaters, accessories, and shoes, from April 2010 to July 2012, Euramax International, Inc., an international producer of steel, vinyl, copper and fiberglass products for OEMs, distributors, contractors and home centers, from July 2009 to April 2012, and Texas Industries, Inc. (now a subsidiary of Martin Marietta Materials, Inc.), from October 2009 to August 2010. Ms. Bowen received a B.A. in Economics from Colgate University in 1987 and an M.B.A. from the University of Chicago in 1989.

Legion believes that Ms. Bowen’s extensive board experience, including significant capital allocation and corporate governance experience, coupled with her investment banking and financial expertise would make her a valuable asset to the Board.

Thomas M. Kibarian, age 55, currently serves as a freelance advisor to private equity firms that invest in mid-cap retail and consumer wholesale businesses, since January 2013. Mr. Kibarian previously served as the Chief Executive Officer at Garden Ridge (n/k/a At Home Group Inc. (NYSE: HOME)), a home décor retailer, from September 2005 to December 2012, and as a member of its board of directors, from April 2003 to December 2012. Prior to that, Mr. Kibarian served as Partner at Three Cities Research, Inc., a private equity firm, from February 2003 to September 2005, and as an Associate Principal at McKinsey & Company, Inc., a global management consulting firm, from August 1997 to January 2003. Mr. Kibarian received his M.B.A. with a concentration in Finance from The Wharton School of the University of Pennsylvania, a M.S. in Statistics from Stanford University, and a B.S. in Statistics from the University of Chicago.

Legion believes that Mr. Kibarian’s experience providing advice to clients on their investments in and operations of retail and consumer wholesale businesses as well as his strategic turnaround experience with respect to underperforming retailers well qualifies him to serve on the Board.

Eugene R. McCarthy, age 64, currently serves as the Founder and Chief Executive Officer of Top League Advisory, an advisory company with a focus on brand vision and strategy, since February 2019. Previously, Mr. McCarthy served as President and Chief Executive Officer of ASICS America Corporation, a subsidiary of ASICS Corporation (TYO: 7936), a manufacturer of general sporting goods and equipment, from September 2015 to February 2019, President of the Merrell Brand of Wolverine World Wide Inc. (NYSE: WWW), a manufacturer and seller of branded footwear and performance leathers, from August 2013 to May 2015, Senior Vice President of Footwear at Under Armour Inc. (NYSE: UA), a major developer, marketer, and distributer of branded performance products, from August 2009 to February 2013, Co-President of Timberland LLC, an American manufacturer and retailer of outdoors wear, from April 2006 to July 2009, and Senior Vice President of Product and Design at Reebok International Ltd., a British-American footwear and sportswear company, from July 2003 to November 2005. Earlier in his career, Mr. McCarthy served in a number of positions at Nike Inc. (NYSE: NIKE), an American corporation that is engaged in the design, manufacturing, and worldwide marketing of athletic apparel, footwear, equipment, accessories and services, from 1982 to 2003, including serving as Director of Sales for the Jordan Brand. Mr. McCarthy previously served as a member of the board of directors of the Two Ten Foundation, a non-profit organization that provides financial resources and counseling services to footwear industry employees, the Sports and Fitness Industry Association, a trade association of leading industry sports and fitness brands, suppliers, retailers and partners, Footwear Distributors and Retailers of America, a trade association that represents the majority of the footwear industry, and the Van Cortlandt Park Conservancy. Mr. McCarthy received his B.S. in Marketing from Fordham University.

Legion believes that Mr. McCarthy’s extensive senior management experience both in the footwear industry and the retail industry at large makes him well qualified to serve on the Board.

Margenett Moore-Roberts, age 50, has served as Chief Inclusion & Diversity Officer at IPG DXTRA, a global collective of marketing services and agency brands and a division of The Interpublic Group of Companies, Inc. (NYSE: IPG), since January 2020 and Founder and Chief Executive Officer of The Moore Roberts Group, LLC (a/k/a MRG Inclusion Solutions), a diversity, equity and inclusion consulting group for organizations focused on strategy development, workshop development and facilitation, executive inclusion coaching, and inclusive market strategy, since April 2018. Prior to that, Ms. Moore-Roberts served as Chief Inclusion & Diversity Officer at Golin, a public relations agency within IPG DXTRA, from May 2018 to January 2020. From September 2011 to July 2017, Ms. Moore-Roberts held a variety of positions at Yahoo! Inc. (formerly NASDAQ: YHOO) (“Yahoo”), a web services provider, including as Vice President, Global Head, Inclusive Diversity from March 2016 to July 2017, Senior Director, Video Advertising Strategy, from January 2013 to February 2016 and as General Manager of Video Monetization at Interclick, an online advertising technology company that was acquired by Yahoo, from September 2011 to January 2013. Before that, Ms. Moore-Roberts served as Vice President of Client Services and Ad Operations at Tremor Video (n/k/a Telaria (NYSE: TLRA)), a video advertising company, from November 2010 to June 2011, and also at ScanScout, from June 2007 until it merged with Tremor Video in November 2010. Earlier in her career, Ms. Moore-Roberts served as Vice President, Client Services at Muze Inc., a provider of media information, metadata and digital previews for digital entertainment products, from 2001 to 2007, and as Director of Client Services at a number of media companies, including Vindigo, Inc., govWorks and C2 Media. Ms. Moore-Roberts received a B.A. from Otterbein University and holds a Diversity and Inclusion Certificate from Cornell University ILR.

Legion believes that Ms. Moore-Roberts’ broad functional experience in operations, account management, customer service, product management, human resources and business strategy across a variety of industries, including digital media, technology, data management and licensing, marketing services, communications, and software development, would make her a valuable asset to the Board.

Dawn H. Robertson, age 65, has served as Chief Executive Officer of On Campus Marketing, LLC, a premier ecommerce website for college students and their families, since October 2018, Partner of WHYZ Partners, a partnership that offers retailers and brands a unique combination of experience and fresh perspective, since August 2018 and Adjunct Professor at the Fashion Institute of Technology, a public college, since August 2015. Ms. Robertson served as President and Chief Operating Officer of Scout and Molly’s Boutique, a women’s clothing boutique, from February 2017 to January 2018. She served as Chief Executive Officer of Stein Mart, Inc. (OTCMKTS: SMRTQ), a national retailer, from March 2016 to September 2016, UNKNWN, an apparel brand, concept retail store and community venue, during 2015, Deb Shops, Inc., a retail company, from 2013 to 2015 and the Avenue Division at Redcats, formerly a mail order unit of the French retail group PPR, from 2010 to 2012. Prior to that, Ms. Robertson served as President of Sean John Clothing Inc., a fashion lifestyle company, from 2008 to 2010, and Old Navy, a clothing and accessories retailing company owned by multinational corporation Gap Inc. (NYSE: GPS), from 2006 to 2008. Ms. Robertson also served as Managing Director of Myer Stores (ASX: MYR), a large department store group, from 2002 to 2006; President and Chief Merchandising Officer of Federated Department Stores, Inc., the largest operator of premier retail chains, from 1999 to 2002 and Executive Vice President of Federated Department Stores, Inc., from 1998 to 1999; Chief Executive Officer and President of McRae’s Inc., a regional department store chain now owned by Saks Incorporated, from 1996 to 1998; Senior Vice President and General Merchandise Manager of May Department Stores Company, a department store holding company that operated retail chains, from 1985 to 1996; Divisional Merchandise Manager and Vice President of G. Fox & Co., a department store division of May Department Stores Company, from 1983 to 1985; and a Buyer of Davison’s, a department store chain owned by Macy’s, Inc., from 1977 to 1983. Ms. Robertson currently serves on the boards of directors of The Apparel Group Ltd., an apparel and fashion company, since March 2020, Splitit Ltd (OTCMKTS: STTTF), a financial services company that enables e-commerce merchants to offer interest-free monthly installment payments to their customers, since January 2019, where she serves as Chairman, and On Campus Marketing, LLC, since October 2016. Ms. Robertson served on the board of directors of Stein Mart, Inc., from March 2016 to September 2016. Ms. Robertson also currently serves on the boards of directors of Runway of Dreams Foundation, a non-profit organization that works toward a future of inclusion, acceptance and opportunity in the fashion industry for people with disabilities, since February 2019 and Women in Retail Leadership Circle, an exclusive community of women executives at leading retailers and brands, since March 2018. Ms. Robertson received a B.A. in Fashion Merchandising from Auburn University.

Legion believes that Ms. Robertson’s extensive experience in the retail industry and executive roles coupled with her service on boards of directors would make her a valuable asset to the Board.

Georgina L. Russell, age 44, has served as the Founder of Chicane GP, LLC, an investment management firm since January 2019. Previously, Ms. Russell served as a Portfolio Manager at Willett Advisors, LLC (“Willett”), an investment management company, where she oversaw a fund of credit and equity securities, from January 2015 to December 2018. Prior to Willett, from April 2012 to July 2014, she served as a Managing Director at Smithwood Advisers, L.P. (“Smithwood”), an investment advisory firm with $2.5 billion in assets under management at the time. Earlier in her career, Ms. Russell served as an Analyst at Lonestar Capital Management LLC, an investment advisory firm, from January 2009 to April 2012. From August 2006 to December 2008, Ms. Russell served as an Analyst at Smithwood in their Hong Kong office. Before establishing her career in investing, Ms. Russell was a software engineer. From 2002 to 2005, she architected and authored cloud-based distributed systems in the Chief Technology Officer’s Advanced Technology Group at Veritas Software Corporation (n/k/a Veritas Technologies LLC, “Veritas”). Prior to her role at Veritas, Ms. Russell served as a Co-Founder of Scale8 Corporation (“Scale8”), a cloud-based storage-as-a-service provider to technology companies, from 1999 to 2002, where she developed Scale8’s backend distributed system. Ms. Russell received her Bachelor of Arts in Computer Science from the University of California at Berkeley and her Master of Business Administration from The Wharton School at the University of Pennsylvania.

Legion believes Ms. Russell’s knowledge of, and experience investing in, consumer-focused companies, coupled with her professional network and financial expertise, make her well qualified to serve as a director of the Company.

Hobart (Bart) P. Sichel, age 56, has served as President of bps Captura, LLC, an independent advisory and consulting firm to corporate senior leaders, private equity firms, and boards across multiple consumer facing industries, since October 2019, and as an Adjunct Instructor at New York University, since January 2020. From June 2011 to August 2019, Mr. Sichel served as Chief Marketing Officer and Executive Vice President of Burlington Stores, Inc. (NYSE: BURL), a national off-price department store retailer. Prior to that, Mr. Sichel served as a Principal at McKinsey & Company, a global management consulting firm, where he was employed from May 1998 to May 2011. Before that, he served as Chief Marketing Officer at Commerce Enablement Services, a designer and provider of e-commerce websites and web strategies, since co-founding the company in 1996 to 1998. Mr. Sichel served as President of Maverick Foods, a start-up independent food company, from 1994 to 1996 and also held various positions at Chemical Bank, a New York money center bank, where he worked from 1988 to 1994, including most recently as Vice President for Mass Market Retention and Consolidation. Earlier in his career, Mr. Sichel worked at Time, Inc. and also MicroPost Publishing. Mr. Sichel has served as a member and as former Vice Chairman of the National Board of Directors of The Leukemia and Lymphoma Society, a non-profit dedicated to curing blood cancers, since July 2015. Additionally, Mr. Sichel currently serves on the Advisory Board for Forman Mills, a mid-sized discount retailer, since March 2020. Mr. Sichel received his Bachelor of Arts in Economics and Political Science from Vassar College and his M.B.A. in Finance and Marketing from Columbia University’s Graduate School of Business.

Legion believes Mr. Sichel’s 25-year record in the retail, media, and financial service sectors, as well as his deep expertise in marketing, digital transformation, and corporate strategy, makes him highly qualified to serve on the Board.

The principal business address of Ms. Bowen is 225 6th Street, Manhattan Beach, CA 90266. The principal business address of Mr. Kibarian is 270 Bellevue Avenue #367, Newport, RI 02840. The principal business address of Mr. McCarthy is 95 Vermont Street, Long Beach, NY 11561. The principal business address of Ms. Moore-Roberts is 909 Third Avenue, 5th Floor, New York, NY 10022. The principal business address of Ms. Robertson is 3 Graphics Drive, Ewing, NJ 08628. The principal business address of Ms. Russell is 60 Hazel Lane, Piedmont, CA 94611. The principal business address of Mr. Sichel is 1570 River Road, New Hope, PA 18938.

As of April 27, 2021, no Nominee owns beneficially or of record any shares of Common Stock and no Nominee has entered into any transactions in shares of the Common Stock during the past two (2) years. Each of the Nominees is a member of a “group” together with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the group is deemed to beneficially own the 888,680 shares of Common Stock beneficially owned in the aggregate by the Participants. Each Participant disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement, except to the extent of its, his or her pecuniary interest therein. Each Participant may be deemed to have the power to vote and dispose of the shares of Common Stock disclosed herein that he, she or it directly beneficially owns or he, she or it may be deemed to beneficially own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

Legion believes that each Nominee presently is, and if elected as a director of the Company, each Nominee would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the Nominating Shareholder acknowledges that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, the Nominating Shareholder acknowledges that if any Nominee is elected, the determination of the Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

On April 12, 2021, the Legion Group entered into a Group Agreement (the “Group Agreement”) with Mmes. Bowen, Moore-Roberts, Robertson, Ross and Russell, and Messrs. Kibarian and Sichel (collectively, the “April 12 Nominees”) in connection with the 2021 Annual Meeting, pursuant to which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, to the extent required by applicable law, (b) the April 12 Nominees agreed to provide the Legion Group advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that the Legion Group has an opportunity to pre-clear any such potential transaction by each Nominee, (c) the April 12 Nominees agreed not to undertake or effect any purchase, sale, acquisition or disposition of any securities of the Company without the prior written consent of the Legion Group, (d) the parties agreed to solicit proxies or written consents for the election of the Nominees to the Board at the 2021 Annual Meeting, (e) the parties agreed to take such action as they deem advisable and all other action necessary or advisable to achieve the foregoing, and (f) the Legion Group has the right to pre-approve all expenses incurred in connection with the group’s activities and agreed to pay directly such pre-approved expenses. As set forth above, effective April 20, 2021, Patricia M. Ross withdrew herself as a nominee for election to the Board and ceased to be a member of the group under the Group Agreement.

On April 22, 2021, the Legion Group and the Nominees entered into a Joinder Agreement (the “Joinder Agreement”) in connection with the 2021 Annual Meeting pursuant to which Mr. McCarthy agreed to become a party to and adhere to the terms of the Group Agreement.

On April 12, 2021, Legion Partners Holdings entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees other than Mr. McCarthy pursuant to which Legion Partners Holdings agreed to indemnify each such Nominee against claims arising from the solicitation of proxies at the 2021 Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any such Nominee in his or her capacity as a director of the Company, if so elected. Legion Partners Holdings entered into a letter agreement with Mr. McCarthy on April 22, 2021, pursuant to which Legion Partners Holdings agreed to indemnify him on to the same terms as the Indemnification Agreements.

Each of the Nominees has granted Raymond White and Christopher S. Kiper powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the solicitation.

Other than as stated herein, there are no arrangements or understandings between or among any members of the Legion Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the 2021 Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the 2021 Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Legion that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery. In the event Legion nominates substitute and/or additional nominees, as applicable, prior to the 2021 Annual Meeting, it will file an amended proxy statement identifying such nominees, disclosing whether such nominees have consented to being named in the revised proxy statement and to serve as a director of the Corporation if elected, and otherwise disclose such other information required by applicable law.

If Legion is successful in obtaining shareholder approval for the election of five (5) or more of the Nominees at the 2021 Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material contracts. Based on a review of the Company’s material contracts and agreements, such a change of control may trigger certain change of control provisions or payments contained therein as further described below.

Pursuant to the Fourth Amended and Restated Credit Agreement, dated as of January 31, 2018, as amended on February 1, 2019 and June 5, 2020, by and among the Company, certain of the Company’s subsidiaries named therein, Bank of America, N.A., as agent, and the lenders party therein (the “Credit Agreement”), a change in control may be deemed to have occurred if, among other things, at any time, occupation of a majority of the seats (other than vacant seats) on the Board by persons who were neither (i) nominated by the Board nor (ii) appointed by directors so nominated. Under the Credit Agreement, if a change of control under the Credit Agreement could be triggered. Under the Credit Agreement, a change in control would cause (a) the unpaid principal amount of all outstanding Loans (as defined in the Credit Agreement), together with all interest accrued and unpaid thereon, to be immediately due and payable by the Company, without presentment, demand, protest or other notice of any kind, and (b) the Company to be required to furnish cash collateral in an amount equal to 102% of the Letter of Credit Outstandings (as defined in the Credit Agreement). According to the Company’s 2020 Annual Report on Form 10-K filed with the SEC on March 31, 2021 (the “2020 10-K”), under the Credit Agreement, the Company had an outstanding long-term debt balance of $33 million as of January 30, 2021, which bears interest at an average rate of 4.05% and otherwise matures in the ordinary course of business on January 31, 2023, that would become immediately due and payable by the Company in connection with a change of control. In addition, the Company had outstanding letters of credit of $9.8 million under the Credit Agreement at January 30, 2021, which, in the event a change of control is deemed to have occurred, would require the Company furnish cash collateral in an amount equal to 102% thereof, or approximately $10 million. Given that the Company had $215 million in cash and cash equivalents on hand as of January 30, 2021, any acceleration of the Company’s payment obligations under the Credit Agreement could be covered by the Company’s existing liquidity.

Pursuant to the Facility Letter, dated October 9, 2020, between Schuh Limited, a subsidiary of the Company, and Lloyds Bank plc, (the “Facility Letter”), a change in control may be deemed to have occurred if, among other things, any person or group of persons acting in concert gains direct or indirect control of Genesco. For purposes of the Facility Letter, “control” of Genesco means, during any period of 12 consecutive months, a majority of the members of the Board ceases to be composed of individuals (i) who were members of the Board on the first day of such period, (ii) whose election or nomination to the Board was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of the Board or (iii) whose election or nomination to the Board was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of the Board. Under the Facility Letter, if, among other things, a change in control is deemed to have occurred, the Company is required to repay the Advances (as defined in the Facility Letter) and will cancel the undrawn amount of the Revolving Credit Facility (as defined in the Facility Letter) (including the amount arising from any such prepayment). According to the 2020 10-K, the Company had no borrowings outstanding under the Facility Letter as of January 30, 2021.

Pursuant to the Company’s 2005 Equity Incentive Plan, amended and restated as of October 24, 2007 (the “2005 Equity Incentive Plan”), a change in control may be deemed to have occurred if, subject to certain exceptions, during any period of two consecutive years, the individuals who constitute the Board at the beginning of any such period cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company’s shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors of the Company. Under the 2005 Equity Incentive Plan, a change in control would cause all outstanding Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit, Performance Award, Other Stock-Based Award (as such terms are defined in the 2005 Equity Incentive Plan) or other award to vest, become immediately exercisable or payable or have all restrictions lifted, but only if and to the extent so determined by the “Committee” or the Board at or after the grant date (subject to any right of approval expressly reserved by the Committee or the Board). According to the 2020 10-K, it does not appear that any unvested share-based compensation arrangement would vest or otherwise become due or payable under the 2005 Equity Incentive Plan in the event a change of control is deemed to have occurred.

Pursuant to the Company’s Second Amended and Restated 2009 Equity Incentive Plan and 2020 Equity Incentive Plan (collectively, the “Incentive Plans”), a change of control may be deemed to have occurred if, during any period of two (2) consecutive years, the individuals who constitute the Board at the beginning of any such period cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company’s shareholders, of each director of the Company first elected during such period was approved by a vote of at least two-thirds of the directors of the Company then still in office who were (i) directors of the Company at the beginning of any such period, and (ii) not initially, among other things, appointed or elected to office as result of either an actual or threatened election and/or proxy contest by or on behalf of a person other than the Board. Under each Incentive Plan, a change in control would provide for certain actions to apply, including, but not limited to (a) the immediate vesting in full of a participant’s stock options, stock appreciation rights and other stock-based awards and (b) the immediate vesting of a pro-rata portion of the participant’s long-term performance awards based on the procedures set forth in each Incentive Plan. According to the 2020 10-K, as of January 30, 2021, the Company had $0.4 million in unvested stock options under the 2009 Equity Incentive Plan and $18.6 million in unvested shares of employee restricted stock, equal to 666,090 unvested shares at a weighted average grant date fair value of $27.98 per share, that would immediately vest in the event a change of control is deemed to have occurred.

Pursuant to the Employment Protection Agreements (the “Severance Agreements”) between the Company and certain of its executive officers, a change in control may be deemed to have occurred if, among other things, within any 24-month period, the persons who were directors of the Company immediately before the beginning of such period (the “Incumbent Directors”) shall cease (for any reason other than death) to constitute at least a majority of the Board, provided that any director who was not a director prior to the date of such Severance Agreement shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing. However, the change in control provisions under the Severance Agreements are double-trigger provisions, meaning that a change in control in and of itself does not trigger any payments or benefits under the Severance Agreements, but rather there would also need to be a qualifying termination of the affected executives or resignation for “Good Reason” before any additional or accelerated obligations are triggered. Specifically, under the Severance Agreements, executive officers are entitled to change in control payments and severance benefits in the event that there is a change in control of the Company and, within 36 months after such change in control, either the executive officer resigns for Good Reason or the executive officer experiences an involuntary termination of employment for reasons other than for “Cause” or due to “Disability”. Our Nominees, if elected, do not presently have any intention to terminate any of the covered executive officers or to otherwise take any action that may provide “Good Reason” for any such covered executive officers to voluntarily terminate their employment. The Company’s proxy statement for the 2020 annual meeting of shareholders includes estimates of the change of control payments that would be due in the event of any such executive officer’s involuntary termination without “Cause” or resignation with “Good Reason” following a change of control, assuming such termination occurred on February 1, 2020.

According to the Company’s proxy statement, the approximate amount of change of control compensation that would be payable to Mimi E. Vaughn, the Company’s Board Chair, President and Chief Executive Officer, Parag D. Desai, the Company’s Senior Vice President, Chief Strategy and Digital Officer, Mario Gallione, the Company’s Senior Vice President and President of Journeys and Daniel E. Ewoldsen, the Company’s Senior Vice President and President of Johnston & Murphy Group, in the event of any involuntary not-for-cause termination of employment or resignation with “Good Reason” following a change in control would be: $5,307,624, $3,424,986, $2,801,928 and $988,760, respectively.

Legion Partners has requested that the Board, under its discretionary authority under certain of the Company’s material agreements, including the Facility Letter, facilitate the exercise of the shareholder franchise by certifying the Nominees as “continuing directors” or approving of the Nominees’ nomination for purposes of such agreements prior to the 2021 Annual Meeting. Legion Partners has also requested, with respect to the Credit Agreement, that the Company secure a waiver from the appropriate counterparty(ies) thereunder to avoid triggering any change of control payments that may be triggered as a result of a majority of the Board changing as a result of the election of our Nominees. The Company has not yet responded to this request.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD

PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve, on an advisory basis, the Company’s compensation of its named executive officers as described under “Executive Compensation Discussion and Analysis” in the Company’s proxy statement. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED: That the shareholders of Genesco Inc. approve the compensation of the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the “Compensation Discussion and Analysis” section and related compensation tables, notes and narrative in the Proxy Statement for the Company’s 2021 Annual Meeting of Shareholders.”

As discussed in the Company’s proxy statement, while the vote on the executive compensation resolution is non-binding, the Board will review and take into consideration the voting results when making future decisions regarding executive compensation for the Company’s named executive officers.

Legion believes Genesco’s executive compensation plan is poorly aligned with long-term shareholder value creation and fails to provide appropriate incentives relative to the Company’s underlying operational or stock price performance.

Genesco’s performance on a variety of measures, including ROIC, profitability, and key margins has declined significantly since 2012, while executive compensation as a percentage of operating profit has increased. We believe the Company’s Economic Value Added (“EVA”) program is unnecessarily complex and has effectively paid bonuses for declining overall operational and stock price performance. From 2012 to 2020, ROIC has declined by 617bps from 16.9% to 10.7% while the Company’s annual bonus program, which is largely EVA based, has paid $31 million in cash awards to its top five executives. We do not view this relationship as appropriate capital discipline. In addition, Genesco’s executive compensation plan does not provide for performance-based vesting requirements, which Legion believes further highlights the lack of alignment between the Company’s executive compensation plan and the creation of long-term shareholder value.

FOR THESE REASONS, AMONG OTHERS, WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 3

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the shareholders ratify the Audit Committee’s appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 29, 2022. Additional information regarding this proposal is contained in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING JANUARY 29, 2022 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the 2021 Annual Meeting. Only shareholders of record on the Record Date will be entitled to notice of and to vote at the 2021 Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Shareholders of record on the Record Date will retain their voting rights in connection with the 2021 Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Legion believes that the only outstanding class of securities of the Company entitled to vote at the 2021 Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the 2021 Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers, FOR the ratification of Ernst & Young LLP as the Company’s independent registered public accounting firm of the Company for the fiscal year ending January 29, 2022, and in the discretion of the persons named as proxies on all other matters as may properly come before the 2021 Annual Meeting, as described herein.

According to the Company’s proxy statement for the 2021 Annual Meeting, the current Board intends to nominate eight candidates for election at the 2021 Annual Meeting. This Proxy Statement is soliciting proxies to elect only Legion Partners Holdings’ seven nominees. Accordingly, the enclosed WHITE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the 2021 Annual Meeting, the presence in person or by proxy of a majority of the votes entitled to be cast on matters to be considered as of the Record Date at the meeting will constitute a quorum for the transaction of business.

Abstentions and shares represented at the meeting, but not voted on a particular matter due to a broker’s lack of discretionary voting power (“broker non-votes”), will be counted for quorum purposes but not as votes cast FOR or AGAINST a matter. Accordingly, for all proposals, neither abstentions nor broker non-votes will have any legal effect on whether a proposal is approved. Under applicable rules, your broker will not have discretionary authority to vote your shares at the 2021 Annual Meeting on any of the proposals. If you are a shareholder of record, you must deliver your vote by mail or attend the 2021 Annual Meeting and vote in order to be counted in the determination of a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for contested director elections. In a contested election, the eight nominees receiving the highest number of affirmative votes will be elected as directors of the Company. If you abstain from voting on any of the nominees, your shares will be counted for purposes of determining whether there is a quorum, but will have no effect on the election of those nominees. Proxy cards specifying that votes should be withheld with respect to one (1) or more nominees will result in those nominees receiving fewer votes but will not count as votes against the nominees. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Advisory Resolution to Approve Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the Company’s named executive officers’ compensation requires the approval of a majority of the votes cast and entitled to vote thereon (i.e. the proposal will be deemed approved if the votes cast FOR the proposal exceed the votes cast AGAINST). Abstentions and broker non-votes will have no direct effect on the outcome of this proposal.

Ratification of Appointment of Accountants ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 29, 2022 requires the approval of a majority of the votes cast and entitled to vote thereon (i.e. the proposal will be deemed approved if the votes cast FOR the proposal exceed the votes cast AGAINST). Abstentions and broker non-votes will have no direct effect on the outcome of this proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Legion’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the 2021 Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the 2021 Annual Meeting and voting (although attendance at the 2021 Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation to the Secretary of the Company by executing a later-dated proxy. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Legion in care of Kingsdale at the address set forth on the back cover of this Proxy Statement or to the Company at 1415 Murfreesboro Pike, Suite 490, Nashville, Tennessee 37217, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Legion in care of Kingsdale at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Kingsdale may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Legion. Proxies may be solicited by mail, facsimile, telephone, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of the Legion Group, none of whom will, except as described elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

The Legion Group has retained Kingsdale for solicitation and advisory services in connection with solicitations relating to the 2021 Annual Meeting. Kingsdale will receive up to $100,000, applicable toward the final fee to be mutually agreed upon by the Legion Group and Kingsdale and reimbursement of reasonable out-of-pocket expenses for its services to the Legion Group in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date for the 2021 Annual Meeting. The Legion Group will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors, officers, members and certain other employees of the Legion Group may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. It is anticipated that Kingsdale will employ approximately twenty (20) persons to solicit shareholders for the 2021 Annual Meeting.

The Legion Group will pay all costs in connection with the solicitation. The Legion Group may seek reimbursement from the Company of all expenses it incurs in connection with the solicitation but does not intend to submit the question of such reimbursement to a vote of shareholders of the Company. The expenses incurred by the Legion Group to date in furtherance of, or in connection with, the solicitation is approximately $[     ]. The Legion Group anticipates that its total expenses will be approximately $[     ]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any the solicitation.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in this proxy solicitation are the Legion Group and the Nominees. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP. The principal business of each of Legion Partners I and Legion Partners II I is investing in securities. The principal business of Legion Partners GP is serving as the general partner of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

The address of the principal office of each of the members of the Legion Group is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025.

As of April 27, 2021, Legion Partners I beneficially owns directly 841,197 shares of Common Stock. As of April 27, 2021, Legion Partners II beneficially owns directly 47,383 shares of Common Stock. As of April 27, 2021, Legion Partners Holdings beneficially owns directly 100 shares of Common Stock, all of which are held in record name. In addition, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, Legion Partners Holdings may also be deemed to beneficially own the 841,197 shares of Common Stock beneficially owned directly by Legion Partners I and 47,383 shares of Common Stock beneficially owned directly by Legion Partners II. As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners GP may be deemed to beneficially own the 841,197 shares of Common Stock beneficially owned directly by Legion Partners I and 47,383 shares of Common Stock beneficially owned directly by Legion Partners II. As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed to beneficially own the 841,197 shares of Common Stock beneficially owned directly by Legion Partners I and 47,383 shares of Common Stock beneficially owned directly by Legion Partners II. As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, each of Messrs. Kiper and White may be deemed to beneficially own the 841,197 shares of Common Stock beneficially owned directly by Legion Partners I, 47,383 shares of Common Stock beneficially owned directly by Legion Partners II, and 100 shares of Common Stock beneficially owned directly by Legion Partners Holdings.

The members of the Legion Group are members of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and accordingly, the group is deemed to beneficially own the 888,680 shares of Common Stock beneficially owned in the aggregate by the Participants. Each Participant disclaims beneficial ownership with respect to the shares of Common Stock reported owned in this Proxy Statement, except to the extent of its, his or her pecuniary interest therein. For information regarding purchases and sales of securities of the Company during the past two (2) years by the Participants, see Schedule I.

Shares of Common Stock held by any Participant who is a natural person were purchased using personal funds. The shares of Common Stock owned directly by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital. The purchases effected by Legion Partners II were effected through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the shares of Common Stock held in such margin accounts may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities are held in such margin accounts in addition to the Common Stock, it may not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by Legion Partners II at any one time.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the 2021 Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Legion is unaware of any other matters to be considered at the 2021 Annual Meeting. However, should other matters, which Legion is not aware of at a reasonable time before this solicitation, be brought before the 2021 Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Kingsdale, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888)-302-5677. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and telephone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Legion.

This Proxy Statement is dated [_______], 2021 and is first being sent to shareholders on or about [_______], 2021. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

The Company has not yet publicly disclosed the deadlines for shareholders to submit a proposal or nomination to be included in the Company’s proxy statement for the 2022 Annual Meeting. Once the Company publicly discloses these deadlines, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC.

Notwithstanding the foregoing, shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company’s proxy statement for the 2022 Annual Meeting must typically be received at the principal offices of the Company not later than 120 days prior to the first anniversary of the date last year’s proxy was mailed to shareholders. According to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, the date of the 2021 Annual Meeting is June 24, 2021

CERTAIN ADDITIONAL INFORMATION REGARDING THE COMPANY

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE 2021 ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PERSON TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE OWNERS, DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

________________

Your vote is important. No matter how many or how few shares you own, please vote to elect the Nominees by marking, signing, dating and mailing the enclosed WHITE proxy card promptly.

Dated: _________, 2021

LEGION PARTNERS HOLDINGS, LLC

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction

Legion Partners, L.P. I

Purchase of Common Stock	39,912	01/08/2021
Purchase of Common Stock	63,575	01/11/2021
Short Sale of January 15, 2021 Put Option ($35.00 Strike Price)[1]	(95,000)	01/11/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(90,500)	01/13/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(4,900)	01/19/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(95,000)	01/20/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(126,800)	01/21/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(95,000)	01/22/2021
Purchase of Common Stock	13,552	01/27/2021
Short Sale of February 19, 2021 Put Option ($45.00 Strike Price)[3]	(110,800)	02/03/2021
Short Sale of February 19, 2021 Put Option ($45.00 Strike Price)[3]	(94,300)	02/05/2021
Short Sale of February 19, 2021 Put Option ($45.00 Strike Price)[3]	(44,400)	02/05/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	94,300	02/08/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	27,600	02/08/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(94,300)	02/08/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(27,600)	02/08/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	60,900	02/09/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(60,900)	02/09/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	42,600	02/10/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(42,600)	02/10/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	45,900	02/11/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(45,900)	02/11/2021

Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	37,800	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(38,800)	02/12/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	30,400	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(30,400)	02/12/2021
Acquisition of Common Stock[6]	85,700	02/18/2021
Acquisition of Common Stock[6]	254,800	02/19/2021
Acquisition of Common Stock[6]	125,100	02/19/2021
Short Sale of March 19, 2021 Put Option ($50.00 Strike Price)[7]	(63,000)	02/22/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[5]	(63,000)	02/22/2021
Purchase of March 19, 2021 Put Option ($50.00 Strike Price)[4]	63,000	03/11/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[5]	(63,000)	03/11/2021
Acquisition of Common Stock[6]	112,800	03/18/2021
Acquisition of Common Stock[6]	13,200	03/19/2021
Short Sale of April 16, 2021 Put Option ($55.00 Strike Price)[7]	(89,200)	03/22/2021
Purchase of April 16, 2021 Put Option ($55.000 Strike Price)[4]	89,200	04/05/2021
Purchase of Common Stock	80,280	04/05/2021
Purchase of Common Stock	1,976	04/05/2021
Purchase of Common Stock	657	04/08/2021
Purchase of Common Stock	49,645	04/20/2021

Legion Partners, L.P. II

Purchase of Common Stock	2,088	01/08/2021
Purchase of Common Stock	3,325	01/11/2021
Short Sale of January 15, 2021 Put Option ($35.00 Strike Price)[1]	(5,000)	01/11/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(4,700)	01/13/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(300)	01/19/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(5,000)	01/20/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(6,600)	01/21/2021
Short Sale of February 19, 2021 Put Option ($40.00 Strike Price)[2]	(5,000)	01/22/2021
Purchase of Common Stock	706	01/27/2021
Short Sale of February 19, 2021 Put Option ($45.00 Strike Price)[3]	(6,700)	02/03/2021
Short Sale of February 19, 2021 Put Option ($45.00 Strike Price)[3]	(5,700)	02/05/2021

Short Sale of February 19, 2021 Put Option ($45.00 Strike Price)[3]	(2,700)	02/05/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	5,700	02/08/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	1,700	02/08/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(5,700)	02/08/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(1,700)	02/08/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	3,400	02/09/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(3,400)	02/09/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	2,400	02/10/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(2,400)	02/10/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	2,600	02/11/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(2,600)	02/11/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	2,100	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(2,200)	02/12/2021
Purchase of February 19, 2021 Put Option ($40.00 Strike Price)[4]	1,700	02/12/2021
Short Sale of February 19, 2021 Put Option ($50.00 Strike Price)[5]	(1,700)	02/12/2021
Acquisition of Common Stock[6]	19,700	02/19/2021
Acquisition of Common Stock[6]	7,500	02/19/2021
Short Sale of March 19, 2021 Put Option ($50.00 Strike Price)[7]	(3,000)	02/22/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[5]	(3,000)	02/22/2021
Purchase of March 19, 2021 Put Option ($50.00 Strike Price)[4]	3,000	03/11/2021
Short Sale of March 19, 2021 Put Option ($55.00 Strike Price)[5]	(3,000)	03/11/2021
Acquisition of Common Stock[6]	6,000	03/18/2021
Short Sale of April 16, 2021 Put Option ($55.00 Strike Price)[7]	(5,600)	03/22/2021
Purchase of April 16, 2021 Put Option ($55.000 Strike Price)[4]	5,600	04/05/2021
Purchase of Common Stock	5,040	04/05/2021
Purchase of Common Stock	124	04/05/2021
Purchase of Common Stock	43	04/08/2021
Purchase of Common Stock	2,857	04/20/2021

Legion Partners Holdings, LLC

Purchase of Common Stock	100	01/11/2021

________________________

1 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which expired on January 15, 2021.

2 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which were partially covered or expired on February 19, 2021.

3 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which were partially assigned or expired on February 19, 2021.

4 Represents shares of Common Stock underlying American-style put options purchased to cover a short.

5 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which were assigned.

6 Represents shares of Common Stock acquired in connection with the assignment of certain American-style put options that were sold short in the over-the-counter market.

7 Represents shares of Common Stock underlying American-style put options sold short in the over-the-counter market, all of which were covered.

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS, DIRECTORS AND MANAGEMENT

[Reprint to come from Company’s proxy statement]

 II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Legion your proxy “FOR” the election of the Nominees and in accordance with Legion’s recommendations on the other proposals on the agenda for the 2021 Annual Meeting by taking these three steps:

•	SIGNING the enclosed WHITE proxy card;

•	DATING the enclosed WHITE proxy card; and

•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares at the 2021 Annual Meeting, however, even if you plan to attend the 2021 Annual Meeting, we recommend that you submit your WHITE proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the 2021 Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Kingsdale at the address set forth below.

Strategic Shareholder Advisor and Proxy Solicitation Agent

745 Fifth Avenue, 5th Floor, New York, NY 10151

North American Toll Free Phone:

1-888-302-5677

Email: contactus@kingsdaleadvisors.com

Call Collect Outside North America: 416-867-2272

WHITE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 27, 2021

GENESCO INC.

2021 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF LEGION PARTNERS HOLDINGS, LLC

THE BOARD OF DIRECTORS OF GENESCO INC.
IS NOT SOLICITING THIS PROXY

P        R        O        X        Y

The undersigned appoints Raymond White and Christopher Kiper, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Genesco Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2021 Annual Meeting of Shareholders of the Company scheduled to be held on such date and at such time and place as to be determined by the Company (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “2021 Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the 2021 Annual Meeting that are unknown to Messrs. White and Kiper a reasonable time before this solicitation, each of whom are deemed participants in this solicitation.

This Proxy may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees. Shareholders who return this Proxy will only be able to vote for our seven nominees and will not have the opportunity to vote for the one other seat up for election at the 2021 Annual Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” IN PROPOSAL 1, “AGAINST” PROPOSAL 2, AND “FOR” PROPOSAL 3.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the 2021 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting

This Proxy Statement and our WHITE proxy card are available at

www.GCOForward.com

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” IN PROPOSAL 1, “AGAINST” PROPOSAL 2, AND“FOR” PROPOSAL 3. LEGION PARTNERS HOLDINGS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR ALL NOMINEES” LISTED BELOW IN PROPOSAL 1 AND “AGAINST” PROPOSAL 2. LEGION PARTNERS HOLDINGS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.

Legion Partners Holdings’ proposal to elect Marjorie L. Bowen, Thomas M. Kibarian, Eugene R. McCarthy, Margenett Moore-Roberts, Dawn H. Robertson, Georgina L. Russell and Hobart P. Sichel to the Board to serve as directors with a term expiring at the 2022 annual meeting of shareholders and until their respective successors are duly elected and qualified.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Marjorie L. Bowen Thomas M. Kibarian Eugene R. McCarthy Margenett Moore-Roberts Dawn H. Robertson Georgina L. Russell Hobart P. Sichel	☐	☐	☐ ________________ ________________ ________________ ________________ ________________ ________________ ________________

Legion Partners Holdings does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, Legion Partners Holdings has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

WHITE PROXY CARD

2.	The Company’s proposal to vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	The Company’s proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 29, 2022.

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.